   As filed with the Securities and Exchange Commission on October 1, 1999
                                                    Registration Nos. 333-_____
                                                                      333-86327
                                                                      333-74437

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                                 -------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                 -------------

                      SUNSHINE MINING AND REFINING COMPANY
             (Exact name of registrant as specified in its charter)


           DELAWARE                                              75-2618333
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                         877 W. MAIN STREET, SUITE 600
                               BOISE, IDAHO 83702
                                 (208) 345-0660
              (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                     JOHN S. SIMKO, CHIEF EXECUTIVE OFFICER
                         877 W. MAIN STREET, SUITE 600
                       BOISE, IDAHO 83702 (208) 345-0660
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                    COPY TO:
                                JANICE V. SHARRY
                             HAYNES AND BOONE, LLP
                                901 MAIN STREET
                                   SUITE 3100
                            DALLAS, TEXAS 75202-3789
                                 (214) 651-5000


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                        CALCULATION OF REGISTRATION FEE


                                                                          PROPOSED              PROPOSED
                                                                           MAXIMUM               MAXIMUM
                                                    AMOUNT                OFFERING              AGGREGATE              AMOUNT OF
             TITLE OF EACH CLASS                     TO BE                PRICE PER              OFFERING             REGISTRATION
       OF SECURITIES TO BE REGISTERED             REGISTERED                SHARE                 PRICE                   FEE
----------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value $0.01 per share      338,812 shares(1),(2)       $2.25(3)              $762,327(3)              $211.93

----------------------------------------------------------------------------------------------------------------------------------

(1) Shares of common stock registered by the registrant under Registration Statement No. 333-74437 and not previously issued upon conversion of Sunshine Mining and Refining Company's 5% Convertible Notes due January 28, 2001 in the amount of 479,876 as of September 27, 1999 and shares of common stock registered by the registrant under Registration Statement No. 333-86327 and not previously issued upon conversion of Sunshine Mining and Refining Company's 5% Convertible Notes due January 28, 2001 in the amount of 848,688 as of September 27, 1999 are consolidated in this registration statement pursuant to Rule 429 under the Securities Act. Registration fees with respect to Registration Statement No. 333-74437 in the amount of $2,807.00 and with respect to Registration Statement No. 333-86327 in the amount of $376.02 have previously been paid. The total amount registered under this registration statement as so consolidated is 1,667,376.

(2) Represents the additional number of shares of common stock that may be issued upon conversion of Sunshine Mining and Refining Company's 5% Convertible Notes due January 28, 2001. The additional number of shares of common stock are being registered pursuant to a side letter agreement between the registrant and the holders of the 5% Convertible Notes relating to the requirement in the Convertible Note Investment Agreement that Sunshine Mining and Refining Company register such additional shares due to the 1 for 8 reverse stock split that the Company effected on August 6, 1999. The number of shares of common stock to be registered shall be deemed to include such greater number of shares of common stock as are issuable as a result of any adjustment to the conversion price of the 5% Convertible Notes due January 28, 2001 that is attributable to stock splits, stock dividends, or similar transactions.

(3) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low reported sales price of the common stock on the New York Stock Exchange on September 29, 1999.


     Pursuant to Rule 429 under the Securities Act, the prospectus filed as part of this registration statement also relates to the common stock registered by the registrant under Registration Statement No. 333-74437 that remain unissued common stock as of September 27, 1999 in the amount of 479,876 shares and the common stock registered by the registrant under Registration Statement No. 333-86327 that remain unissued common stock as of September 27, 1999 in the amount of 848,688 shares. This registration statement also constitutes Post-Effective Amendment No. 2 with respect to the registrant's Registration Statement No. 333-74437 and Post-Effective Amendment No. 1 with respect to the registrant's Registration Statement No. 333-86327.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

===============================================================================


    PROSPECTUS

                              ------------------

                      SUNSHINE MINING AND REFINING COMPANY
                         877 W. Main Street, Suite 600,
                              Boise, Idaho 83702,
                                  208.345.0660

                     UP TO 1,667,376 SHARES OF COMMON STOCK

                              ------------------

     This Prospectus relates to the resale by selling stockholders of our common stock issuable upon conversion of our 5% convertible notes. The selling stockholders may offer the shares of common stock through public or private transactions, at prevailing market prices, or at privately negotiated prices.

                      New York Stock Exchange Symbol: SSC
                  Recent Price: $1.8125 at September 27, 1999.

                              ------------------

     Prospective Purchasers Should Consider Carefully The Risk Factors Beginning On Page 3 Of This Prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                              ------------------



                     Prospectus dated October 1, 1999

===============================================================================

                               TABLE OF CONTENTS



                                                                 PAGE
                                                                 ----
RISK FACTORS.................................................      3
WHERE YOU CAN FIND MORE INFORMATION..........................      6
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE............      6
THE COMPANY..................................................      7
RECENT DEVELOPMENTS..........................................      7
DESCRIPTION OF THE 5% CONVERTIBLE NOTES......................      8
USE OF PROCEEDS..............................................     10
DESCRIPTION OF CAPITAL STOCK.................................     10
PLAN OF DISTRIBUTION.........................................     13
SELLING STOCKHOLDERS.........................................     14
SHARES ELIGIBLE FOR FUTURE SALE..............................     16
LEGAL MATTERS................................................     16
EXPERTS......................................................     16

===============================================================================

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BELOW PRIOR TO YOUR PURCHASE OF COMMON STOCK. THIS PROSPECTUS AND THE OTHER INFORMATION INCORPORATED BY REFERENCE INTO THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS," WHICH CAN BE IDENTIFIED BY TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," ANTICIPATE," ESTIMATE," OR "CONTINUE." THE RISK FACTORS SET FORTH BELOW IDENTIFY SOME REPRESENTATIVE RISKS AND UNCERTAINTIES, BUT NOT EVERY RISK AND UNCERTAINTY, THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS.

    THE DOCUMENTS WE HAVE INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES TO FINANCIAL STATEMENTS CONTAINED IN THOSE DOCUMENTS, CONTAIN MORE DETAILED DISCUSSIONS OF THE MATTERS DISCUSSED BELOW.

WE HAVE EXPERIENCED OPERATING LOSSES FOR THE LAST TEN YEARS AND EXPECT OUR LOSSES TO CONTINUE.

    Our earnings are directly related to the price of silver because approximately 80% of our revenues come from the sale of silver mined from our Sunshine Mine in Kellogg, Idaho. Silver prices have been depressed since 1985. As a result, our mining operations are not profitable. We have experienced net losses for the past ten years. Our recent net losses are as follows:

    o   1994 - $ 4.9 million

    o   1995 - $15.5 million

    o   1996 - $25.9 million

    o   1997 - $19.3 million

    o   1998 - $64.8 million

    Our net losses for 1998 reflect a $50.4 million charge to write down our investment in the Sunshine Mine. At December 31, 1998, we had a $17.5 million stockholders' deficit, working capital of $9.7 million and cash, cash investments and silver bullion of $6.6 million. For the six months ended June 30, 1999, we reported a net loss of $5.0 million. At June 30, 1999, we had a $18.2 million stockholders' deficit, a working capital deficit of $15.75 million and cash, cash investments and silver bullion of $9.1 million.

    Although at current silver prices and production rates, the Sunshine Mine generates positive net income and cash flows, these cash flows do not generate enough funds to cover all of our interest expense, general and administrative costs, and exploration costs. Therefore at current silver prices, we expect our operating losses and cash flow deficiencies to continue until we complete the development of the Pirquitas Mine in Argentina which is expected to be at the end of 2001.

FUTURE LOSSES WILL LIKELY RESULT IN LIQUIDITY DEFICIENCIES AND AN INABILITY TO CONTINUE OPERATIONS.

    Our operating losses are primarily a result of depressed silver prices resulting in margins that are insufficient to cover our other expenses. If silver prices do not improve, we expect to fund our losses for the 1999 fiscal year from our cash and cash equivalents and the silver bullion we hold for investment. On June 30, 1999, our cash, cash equivalents, and silver bullion held for investment totaled approximately $9.1 million.

    If our operating losses and cash flow deficiencies continue, we eventually may be required to further curtail our operations or cease mining at the Sunshine Mine altogether. In an attempt to ensure our ability to continue operations at least through December 31, 1999, we have reduced our Argentina operations primarily to the level required to complete the feasibility study for the Pirquitas Mine and implemented cost reduction and cash conservation plans and initiatives to reduce our work-in-process inventory. We cannot assure you that we will be successful in implementing these actions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business and Properties" and our financial statements, including the notes to our financial statements, that appear in our Annual Report and Quarterly Reports.

THE PRICE OF SILVER IS VOLATILE AND EFFECTS OUR STOCK PRICE.

    Because our earnings are directly related to the price of silver, the value of the common stock historically has moved in the same direction as the price of silver. Numerous factors beyond our control, alone or in combination, may cause the price of silver to rise or fall. These factors include, among others:

     o    inflation expectations,

     o speculative activities of market makers, arbitrageurs, traders and other participants in the commodities markets,

     o    levels of silver production, and

     o    the demand for silver as a component of manufactured goods.

     The following table contains the high, low and average closing spot prices per ounce of silver on the Commodity Exchange, Inc. ("COMEX") for the indicated periods.


                                           NOMINAL DOLLARS
                                 ----------------------------------
                        YEAR       HIGH         LOW         AVERAGE
                        ----     --------     --------     --------

                        1983     $  14.74     $   8.38     $  11.46
                        1984        10.17         6.25         8.15
                        1985         6.89         5.48         6.14
                        1986         6.32         4.85         5.49
                        1987        11.25         5.35         6.99
                        1988         8.06         6.01         6.53
                        1989         6.20         5.02         5.47
                        1990         5.35         3.94         4.82
                        1991         4.55         3.51         4.03
                        1992         4.32         3.63         3.94
                        1993         5.44         3.52         4.31
                        1994         5.78         4.61         5.28
                        1995         6.10         4.38         5.20
                        1996         5.84         4.71         5.21
                        1997         6.34         4.16         4.88
                        1998         7.26         4.62         5.51


     On September 29, 1999, the closing price of spot silver as reported on the COMEX was $5.565 per ounce.

WE ARE DEPENDENT ON THE SUCCESS OF OUR EXPLORATION AT THE SUNSHINE MINE AND THE DEVELOPMENT OF THE PIRQUITAS MINE.

     Substantially all of our revenues are derived from the Sunshine Mine, which does not generate sufficient cash at current silver prices to cover our current cash requirements. Therefore, our future earnings are dependent on the success of our exploration projects at the Sunshine Mine, and increases in production as a result, and the successful development of the Pirquitas Mine. Successful development of a new mine involves a high degree of risk. See "Business and Properties -- Operations -- Exploration Activities at the Sunshine Mine" included in the Annual Report.

BECAUSE OUR RESERVE ESTIMATES ARE IMPRECISE, WE DO NOT KNOW THE EXACT QUANTITY OF MATERIALS WE WILL RECOVER.

     Our ore reserve estimates discussed in the "Company" section below represent the judgment of our geologic personnel and are not guarantees that the indicated quantities will be recovered. Reserve estimates are expressions of judgment based largely on data from diamond drill holes and underground openings, such as drifts or raises, which expose the mineral on 1, 2, or 3 sides, sampling data and similar examinations.

    Our reserve estimates may change as ore bodies are mined and we obtain additional data. Our reserve estimates at the Pirquitas Mine come from an independent study. Our reserve estimates at the Sunshine Mine were prepared internally; however, the methodology used to prepare the reserve estimates has been reviewed and provided by an independent consultant.

NO ASSURANCE CAN BE MADE THAT FINANCING CAN BE OBTAINED TO DEVELOP THE PIRQUITAS MINE.

    It is estimated that it will require approximately $124 million to put the Pirquitas Mine into production. In order to develop the Pirquitas Mine, we will need to obtain equity financing as well as obtain third party financing, enter into a joint venture, sell a royalty interest or take other similar action to raise the capital required to develop the Pirquitas Mine. Such sources of capital providers may not be available on terms acceptable to us. If such sources are not available, we may not develop the Pirquitas Mine.

WE MAY NOT BE ABLE TO FULLY INSURE AGAINST RISKS ASSOCIATED WITH OPERATING MINES, ESPECIALLY ENVIRONMENTAL RISKS.

    Our operations may be affected by risks and hazards generally associated with the mining industry. These risks and hazards include fires, cave-ins, rock bursts, flooding, industrial accidents, mechanical or electrical failures, unusual or unexpected rock formations and environmental pollution or other hazards resulting from the disposal of waste products occurring from production. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. We maintain insurance at levels consistent with our historical experience and industry practice. We may not always be able to pay for this insurance, especially if there is an increase in the cost of premiums. Insurance for environmental risks is generally either not available or too costly for our industry.

THERE IS EXTENSIVE GOVERNMENT REGULATION OF OUR INDUSTRY, AND SUCH REGULATION SOMETIMES RESULTS IN LAWSUITS.

    Extensive federal, state and local laws and regulations control our mineral mining and exploration activities. These laws and regulations also govern the possible effects of these activities on the environment. We have been involved in lawsuits and are involved in a lawsuit in which we have been accused of violating environmental laws and may be subject to similar lawsuits in the future. These lawsuits have resulted in substantial expenses and diversions of our resources. Any future lawsuits can be expected to result in similar expenses and unproductive diversion of our resources. In addition, new legislation and regulations could be adopted at any time that may result in additional operating expense, capital expenditures or restrictions and delays in the mining, production or development of our properties. To the extent that we devote money and employees' time responding to government regulations or lawsuits, these resources will not be devoted to our income-producing operations.

THE FINANCIAL CONDITION OF OUR ARGENTINA AND MEXICO OPERATIONS IS SUBJECT TO SOCIAL, POLITICAL AND ECONOMIC RISKS, INCLUDING CHANGES IN FOREIGN INVESTMENT AND TRADE POLICIES, AND OTHER RISKS ASSOCIATED WITH FOREIGN OPERATIONS.

    We presently conduct operations in Argentina and Mexico and anticipate that we will continue to conduct significant international operations in the future. Because we conduct operations internationally, we are subject to the effects of local political and economic developments, exchange controls, currency fluctuations, royalty and tax increases, retroactive tax claims, expropriation, import and export regulations, other foreign laws or policies governing operations of foreign-based companies, United States laws and policies affecting foreign trade, taxation and investment and civil unrest and union activity different from the United States. Changes in these items could restrict our ability to conduct operations, reduce the profitability of our operations or reduce the value of our assets in Argentina and Mexico.

    Because we do business with foreign governments, our contracts with those governments are subject to renegotiation and our ability to enforce our rights against those governments by bringing a lawsuit may be subject to the doctrine of sovereign immunity, which prohibits or restricts lawsuits against government agencies. In addition, if we are sued in a foreign country or are forced to bring suit in a foreign country to enforce our rights against foreign parties, then our ability to control the costs and manage the conduct of any foreign litigation will be difficult because of our unfamiliarity with foreign court systems and procedures, language barriers and the expense and inconvenience of international travel and communications.

ISSUANCES AND RESALES OF OUR COMMON STOCK MAY LOWER THE PRICE OF THE COMMON
STOCK.

    As of September 29, 1999, we had 36.9 million shares of common stock outstanding, excluding 567,718 treasury shares. On August 6, 1999, we effected a 1 for 8 reverse stock split of our common stock in order to increase our stock price to over $1 to comply with the continued listing requirements of the New York Stock Exchange. All references in this Prospectus to the number of shares of common stock prior to August 6, 1999 have been adjusted to reflect the 1 for 8 reverse stock split. We previously have registered with the Securities and Exchange Commission and have unissued as of September 29, 1999 a total of approximately 8.1 million shares of common stock for resale by some of our stockholders. In addition, we have reserved a large number of shares of common stock for future issuance upon the exercise of outstanding convertible securities, stock warrants and options. We caution you that:

    o the sale of shares of common stock previously registered or to be registered for resale could have a material adverse effect on the market price of the common stock,

     o the issuance of shares of common stock that have been reserved for future issuance could also have a material adverse effect on the market price of the common stock, and

     o the issuance of shares of common stock could significantly dilute our current stockholders' ownership interests.

WE MAY NOT BE ABLE TO MEET THE NEW YORK STOCK EXCHANGE'S CONTINUED LISTING REQUIREMENTS.

     On August 6, 1999, we effected a 1 for 8 reverse stock split to increase our stock price to over $1 to comply with the New York Stock Exchange's continued listing requirements. The New York Stock Exchange continued listing requirements also include a requirement that a listed company have a market capitalization of at least $50 million. As of September 29, 1999, our market capitalization was $78.5 million. If the Company's market capitalization falls beneath $50 million, the New York Stock Exchange could notify us that we may be delisted. If the New York Stock Exchange were to issue such a notice, we could require a hearing to be held with a committee of the board of directors of the New York Stock Exchange. If the common stock is delisted from trading on the New York Stock Exchange, there would be a significant reduction in the liquidity of our common stock, which likely would have a material adverse effect on us and our stockholders. The adverse impact of a delisting may be mitigated if we are able to have our common stock listed on another exchange. There can be no assurance, however, that we will meet the original or continued listing obligations of another exchange.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on its public reference room. Our Securities and Exchange Commission filings are also available to the public from our web site at http://www.sunshinemining.com, or at the Securities and Exchange Commission's web site at http://www.sec.gov or at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. You should consider the information incorporated by reference to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings we make with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling security holders sell all the shares of common stock.

     o Annual Report on Form 10-K for the fiscal year ended December 31, 1998,

     o Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1999 and June 30, 1999,

     o Reports on Form 8-K filed on February 4, 1999, June 4, 1999, June 14, 1999 and August 11, 1999,

     o Proxy Statement for Annual Meeting of Stockholders held on May 24, 1999, and

     o Description of our common stock contained in our Registration Statement on Form 8-A, as amended, Registration Number 1-7966.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                              Corporate Secretary
                      Sunshine Mining and Refining Company
                          877 W. Main Street Suite 600
                               Boise, Idaho 83702
                                  208.345.0660

     You should rely only on the information incorporated by reference or provided in this prospectus or the supplements to the prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the front of the document.


                                  THE COMPANY

    We are one of the world's leading primary silver producers. We own the Sunshine Mine in the Coeur d'Alene Mining District of northern Idaho and the Pirquitas Mine in northwest Argentina.

    The Sunshine Mine, in operation for over 100 years, has produced more silver than any other primary silver producing mine in North America. Currently, estimated reserves for the Sunshine Mine are proven and probable reserves of 37.4 million ounces of silver of which our share of the reserves is
36.6 million ounces of silver. Based on the most recent engineering data, production in 1999 is expected to continue at approximately 5.5 million ounces, and projected net cash production costs are projected to be less than $4.50 per ounce of silver.

    The bankable feasibility study performed for the Pirquitas Mine estimates that there are proven and probable reserves of 116.0 million ounces of silver,
156.0 million pounds of tin and 272.0 million pounds of zinc. The feasibility study was prepared to support our efforts to finance development of the Pirquitas Mine.

    Our company is a Delaware corporation. The mailing address and telephone number for our principal executive offices are:

                               877 W. Main Street
                                   Suite 600
                               Boise, Idaho 83702
                                  208.345.0660


                              RECENT DEVELOPMENTS

    On August 6, 1999, we effected a 1 for 8 reverse stock split of our common stock in order to increase our stock price to over $1 to comply with the continued listing requirements of the New York Stock Exchange.

EARNINGS PER SHARE

    The following table sets forth the computation of basic and diluted earnings per share adjusted to reflect the reverse stock split. All amounts are in U.S. dollars in thousands, except per share amounts.



                                                                                               SIX MONTHS ENDED
                                                                     YEAR                           JUNE 30,
                                                      ----------------------------------     ---------------------
                                                        1998         1997         1996         1999         1998
                                                      --------     --------     --------     --------     --------
Numerator:
   Net Loss ......................................    $(64,845)    $(19,308)    $(25,902)    $ (5,206)    $ (6,540)
   Gain on retirement and exchange of
     preferred stock/debt ........................          --           --       40,124          216           --
   Preferred stock dividends .....................          --           --       (2,622)          --           --
                                                      --------     --------     --------     --------     --------
   Numerator for basic earnings per share -
     income (loss) available to common
     shareholders ................................    $(64,845)    $(19,308)    $ 11,600     $ (4,990)    $ (6,540)

Denominator:
   Denominator for basic and diluted earnings
      per share - weighted - average shares ......      32,109       31,892       27,823       33,525       32,029

Basic and diluted earnings (loss) per share ......    $  (2.02)    $  (0.61)    $   0.42     $  (0.15)    $  (0.20)

                                                       THREE MONTHS ENDED           THREE MONTHS
                                                             JUNE 30,              ENDED MARCH 31,
                                                      ---------------------     ---------------------
                                                        1999         1998         1999         1998
                                                      --------     --------     --------     --------
Numerator:
   Net Loss ......................................    $ (2,341)    $ (6,612)    $ (2,866)    $     71
   Gain on retirement and exchange of
     preferred stock/debt ........................         216           --           --           --
   Preferred stock dividends .....................          --           --           --           --
                                                      --------     --------     --------     --------
   Numerator for basic earnings per share -
     income (loss) available to common
     shareholders ................................    $ (2,125)    $ (6,612)    $ (2,866)    $     71

Denominator:
   Denominator for basic and diluted earnings
      per share - weighted - average shares ......      34,524       32,095       32,514       31,961

Basic and diluted earnings (loss) per share ......    $  (0.06)    $  (0.21)    $  (0.09)    $   0.00

LETTER AGREEMENT

     Pursuant to a letter agreement dated September 22, 1999 by and between us and the holders of the 5% convertible notes (filed as Exhibit 4.20 herewith), we have agreed that by October 22, 1999, we will do the following:

     o reserve for issuance 338,812 shares of our common stock to be available upon conversion of the 5% convertible notes;

     o obtain an effective registration statement covering the 338,812 shares of our common stock to be available upon conversion of the 5% convertible notes; and

     o obtain approval from the New York Stock Exchange for the listing of the 338,812 shares of our common stock to be available upon conversion of the 5% convertible notes.

     If we are unable to reserve for issuance, obtain an effective registration statement and obtain approval from the New York Stock Exchange for listing of the 338,812 shares of our common stock by October 22, 1999, we must pay a penalty to the holders of the 5% convertible notes of $5,000 for every thirty days in which we are unable to meet the three conditions.

     In addition to the requirements discussed above regarding the 338,812 shares, the letter agreement modifies portions of the documents underlying the 5% convertible notes by adding limitations and restrictions (i) regarding the ability of the holders of the 5% convertible notes to sell shares of our common stock and convert their 5% convertible notes into shares of our common stock and (ii) regarding the ability of us to redeem the 5% convertible notes.


                    DESCRIPTION OF THE 5% CONVERTIBLE NOTES

     On January 28, 1999, we sold $6 million in initial principal amount of 5% convertible notes in a private placement. The 5% convertible notes rate senior to all of our subordinated obligations. Interest on the 5% convertible notes accrues at 5% and will be paid by adding the interest to the outstanding principal amount of the 5% convertible notes. Interest on the 5% convertible notes accrues and is payable quarterly.

     The principal amount of the 5% convertible notes may be converted by the noteholders in whole or in part at any time into common stock. The conversion price will be determined at the time of conversion. The conversion prices have been adjusted to reflect the 1 for 8 reverse stock split. Except as set forth in the letter agreement dated September 22, 1999 by and between us and the holders of the 5% convertible notes, to determine the conversion price:

     o First, we will find the average of the highest and lowest trading prices for the common stock on each day for the twenty consecutive trading days prior to the conversion date;

     o Second, we will find the average of the five lowest prices determined in the first step;

     o Third, we will deduct from the price determined in the second step 3%, plus an additional 1% for each full thirty day period that the 5% convertible notes have been outstanding, up to an additional 5%; and

     o Fourth, $3 million in initial principal amount of the 5% convertible notes have a maximum conversion price of $5.50.

     For example, if 5% convertible notes had been converted into common stock on April 6, 1999, we would have calculated the conversion price as follows:

     o First, we would find the average of the highest and lowest trading prices for each of the twenty trading days from Monday, March 8, 1999 through Monday, April 5, 1999;

     o Second, we would then take the five lowest of the average prices from the first step and average them. The five lowest of the average prices from step one are $3.625 on each of March 17, 18 and 19, 1999, $3.75 on April 1 and 5, 1999. The average of those five prices is $3.675.

     o Third, we would deduct 5% from $3.675, which 5% is equal to 3% plus 1% for the thirty day period commencing on February 27, 1999 plus 1% for the thirty day period commencing on March 30, 1999. After deducting the 5%, the conversion price would be $3.49125 in principal amount of 5% convertible notes per share of common stock.

     The conversion price of the 5% convertible notes is subject to anti-dilution adjustments. Regardless of the conversion price, we will not have to issue more than 3,562,500 shares of common stock upon conversion of the 5% convertible notes including shares that already have been issued, but such maximum number is subject to anti-dilution adjustment if there is a

     o    stock split of the common stock,

     o    reclassification of the common stock,

     o    dividend of the common stock, or

     o distribution of debt securities, cash or rights to purchase any security of Sunshine Mining or any of its subsidiaries that is made to holders of common stock.

     In addition,

     o if the common stock as a class is not, or the shares of the common stock or other securities issuable upon conversion of the 5% convertible notes are not, listed for trading on the New York Stock Exchange, the Nasdaq National Market System or the American Stock Exchange at all times until the 5% convertible notes have been paid in full or subject to mandatory conversion, as described below, the maximum number of shares will increase by 75%.

     Although the 5% convertible notes are due and payable in cash on January 28, 2001, we may have the option to require conversion of all outstanding 5% convertible notes prior to their maturity. There are conditions that apply to our option to require conversion. The material conditions are:

     o we can not be in material default or breach of the agreement relating to the sale of the 5% convertible notes, the terms of the 5% convertible notes or the Registration Rights Agreement discussed below.

     o none of the events in the Registration Rights Agreement that are described below and would result in an obligation by us to make penalty payments can be ongoing, and

     o Sunshine Mining and Refining and its subsidiaries on a consolidated basis must have assets with a net realizable fair market value exceeding its liabilities and be able to pay all its debts as they become due, and may not be subject to any liquidation, dissolution or winding up of its affairs.

     At the option of the holders of the 5% convertible notes, we will have to prepay the 5% convertible notes upon the occurrence of

     o    a change in control of Sunshine Mining and Refining,

     o    a going private transaction,

     o    a tender offer by Sunshine Mining and Refining,

     o a default by Sunshine Argentina, Inc. or Sunshine Exploration, Inc., two subsidiaries of Sunshine Mining and Refining, under the terms of the put option agreements that they have entered into with the purchasers of the 5% convertible notes in the private placement. The put option agreements relate to approximately $18.4 million of 8% senior exchangeable notes due 2000 of Sunshine Precious Metals, Inc., a subsidiary of Sunshine Mining and Refining, which notes are guaranteed by Sunshine Mining and Refining and are exchangeable into common stock,

     o a transfer by Sunshine Argentina of all or substantially all of the Pirquitas Mine, or

     o an issuance of securities that results in Sunshine Mining and Refining losing control of Sunshine Argentina.

     If we have to prepay the 5% convertible notes, the prepayment price will be equal to 115% of the outstanding principal amount.

     At the time we sold the 5% convertible notes, we entered into a Registration Rights Agreement with the purchasers of the 5% convertible notes that, among other obligations, requires us to register the common stock issuable upon conversion of the 5% convertible notes with the Securities and Exchange Commission so that the common stock may be sold to the public. The Registration Rights Agreement provides that we must make penalty payments to the holders of the 5% convertible notes if:

     o the common stock issuable upon conversion of the 5% convertible notes is not registered with the Securities and Exchange Commission by April 28, 1999, plus any extensions that are due to delays by the holders of the 5% convertible notes in providing us with information needed to register the common stock,

     o the registration of the common stock is suspended for more than five consecutive days or more than twenty days in any calendar year,

     o the common stock is not listed for trading on the New York Stock Exchange, the Nasdaq National Market System or the American Stock Exchange at all times until the 5% convertible notes have been paid in full or subject to mandatory conversion, as described above, or

     o except as set forth in the letter agreement dated September 22, 1999 by and between us and the holders of the 5% convertible notes, we do not keep available for issuance enough shares of common stock, subject to the maximum amount described above, to allow conversion of all of the 5% convertible notes.

     The amount of the penalty payment will be

     o 1% of the outstanding principal amount of the 5% convertible notes for the first 30 day period or portion of a 30 day period that the condition giving rise to the penalty payment obligation exists,

     o 2% of the outstanding principal of the 5% convertible notes for the next 30 day period or portion of a 30 day period that the condition giving rise to the penalty payment obligation exists, and

     o 3% of the outstanding principal amount of the 5% convertible notes for each subsequent 30 day period or portion of a 30 day period that the condition giving rise to the penalty payment obligation exists.

     To the extent that penalty payments become due, holders of the 5% convertible notes have the option to add the amount of the penalty payment to the outstanding principal amount of their 5% convertible notes.

     If we do not have available a sufficient number of shares of common stock reserved for issuance to satisfy our obligations to issue common stock upon conversion of the 5% convertible notes, then, in addition to the penalty payments described above, the holders of the 5% convertible notes have the right to require us to redeem the 5% convertible notes. The holders of the 5% convertible notes also have the right to require us to redeem the 5% convertible notes if we fail to pay the penalty payments described above in a timely manner. If we are required to redeem the 5% convertible notes the redemption price will be the greater of:

     o 120% of the principal amount of the 5% convertible notes being redeemed; or

     o the principal amount of the 5% convertible notes being redeemed plus a formula that represents the spread between the conversion price of the 5% convertible notes and the market price for the common stock that is issuable upon conversion of the 5% convertible notes being redeemed.


                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the selling stockholders.


                          DESCRIPTION OF CAPITAL STOCK

     We have summarized some of the material terms and provisions of our outstanding capital stock in this section. The summary is not complete. We have also filed our Certificate of Incorporation, the Amendments to our Certificate of Incorporation and our Bylaws with the Securities and Exchange Commission. You should read our Certificate of Incorporation, as amended, and our Bylaws for additional information before you purchase any of the common stock.

     As of September 29, 1999, our authorized capital stock was 95 million shares. Those shares consist of 75 million shares of common stock, par value $0.01 per share, and 20 million shares of preferred stock, par value $1.00 per share.

COMMON STOCK

     As of September 29, 1999, 36.9 million shares of our common stock were outstanding and 567,718 shares of common stock were held in our treasury. As of September 29, 1999, there were approximately 30,000 holders of record of our common stock.

     Subject to the senior rights of preferred stock which may from time to time be outstanding, holders of common stock are entitled to receive dividends declared by the Board of Directors out of funds legally available for the payment of dividends. Upon the dissolution and liquidation of our business, holders of common stock are entitled to a ratable share of our net assets remaining after payment to the holders of the preferred stock of the full preferential amounts to which they are entitled. All outstanding shares of common stock are fully paid and non-assessable.

     The holders of common stock are entitled to one vote per share for the election of directors and in all other matters submitted to a vote of stockholders. Holders of common stock are not entitled to cumulate their votes for the election of directors. Holders of common stock are not entitled to preemptive rights.

     In order to approve any business combination, including any merger or consolidation or the sale, lease, exchange or other disposition of all or substantially all of our assets, including a disposition in connection with a dissolution or winding up or liquidation, Article Five of our Certificate of Incorporation requires the affirmative vote or consent of the holders of:

     o a majority of the shares entitled to vote on the business combination, and

     o a majority of any series or class of preferred stock entitled to vote as a class on the business combination.

Article Five may not be amended or repealed without the prior affirmative vote or consent of the holders of:

     o 66 2/3% of all shares of stock entitled to vote on the amendment or repeal, and

     o 66 2/3% of any series or class of preferred stock, if the Board of Directors gives such series or class of preferred stock such right to vote as a class.

These provisions may have the effect of delaying, deterring or preventing a change of control of our corporation.

     We currently do not pay cash dividends on the common stock. We have not paid cash dividends on the common stock since the third quarter of 1981. Our Board of Directors, at its discretion, may declare dividends. The Board of Directors will consider, among other factors, our current and projected earnings and liquidity position. We do not expect to begin making dividend payments in the foreseeable future.

     Our payment of cash dividends is subject to restrictions. Some of our debt securities impose restrictions on our ability to declare or pay cash dividends and make distributions on our capital stock. Because of these restrictions, no funds are available for us to make cash dividends.

     The common stock is listed on the New York Stock Exchange. Our transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

PREFERRED STOCK

     Subject to any limitations under Delaware law, our Board of Directors, without any further vote or action by the stockholders, may:

     o    authorize the issuance of preferred stock in one or more series,

     o establish from time to time the number of shares to be included in each such series,

     o fix the rights, preferences and privileges of the shares of each wholly unissued series of preferred stock and any qualifications, limitations or restrictions therein, and

     o increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

     The Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. Our issuance of preferred stock, if any, therefore, may have the effect of delaying, deferring or preventing a change of control of our corporation.

     As of September 29, 1999, no shares of preferred stock were outstanding. We have no current plan to issue any shares of preferred stock. Our preferred stock is not entitled to preemptive rights.

MEETINGS OF THE STOCKHOLDERS

     Our Bylaws provide for annual meetings and special meetings of our stockholders.

     Calling and Notice of Meetings. The Board of Directors designates the date and time of our annual stockholders meetings. The Chairman of the Board of Directors, the President, the Board of Directors or the majority of the directors by written order, can call a special stockholders meetings. When a stockholders meeting is called, we must provide written notice of the stockholders meeting to the stockholders. We must provide notice of any stockholders meeting to each stockholder entitled to vote not less than ten nor more than sixty days before the stockholders meeting. A notice of a special stockholders meeting must describe the purpose or purposes of the stockholders meeting. The Board of Directors may fix, in advance, a record date on which we determine the stockholders that are entitled to notice of a stockholders meeting or to vote at any stockholders meeting. The record date may not be more than sixty nor less than ten days before the date of the stockholders meeting. We must also prepare and make a complete list of the stockholders entitled to vote at a stockholders meeting. We must prepare this list at least ten days before the stockholders meeting. Any stockholder may examine this list for a period of ten days prior to the stockholders meeting.

     Quorum and Voting. Stockholders may represent themselves or designate a proxy to represent their shares at any stockholders meeting. The representation of a majority of the shares of capital stock entitled to vote at a stockholders meeting constitutes a quorum for the conduct of business at the stockholders meeting. Our Certificate of Incorporation, our By-Laws, or applicable law may contain special provisions requiring a specific percentage of votes of our capital stock to decide a specific question brought before a stockholders meeting at which a quorum is present. If no special provisions exist, then the vote of the holders of a majority of the shares of capital stock entitled to vote decides any question brought before the stockholders meeting.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Limitation of Liability. Our Certificate of Incorporation limits the personal liability of our directors to our corporation. It provides that no director shall be personally liable to our corporation or its stockholders for a breach of a fiduciary duty as a director, unless the limitation is not permitted by the Delaware General Corporation Law. This includes liability for:

     o any breach of the director's duty of loyalty to our corporation or its stockholders,

     o    any act or omission not in good faith,

     o    any act or omission that involves gross negligence,

     o any act or omission that involves intentional misconduct or a knowing violation of law,

     o any transaction from which the director derived any improper personal benefit, or

     o any act or omission where the liability of the director is expressly provided by the Delaware General Corporation Law.

     As a result of these limitations, we and our stockholders may be unable to obtain monetary damages from a director for breach of the duty of care. We and our stockholders may still seek injunctive or other equitable relief for a director's alleged breach of such director's fiduciary duty. If these equitable remedies are unavailable, however, we and our stockholders may not have an effective remedy against the challenged conduct.

     Indemnification. Our Certificate of Incorporation and Bylaws provide rights of indemnification for all of our officers and directors.

THE DELAWARE BUSINESS COMBINATION ACT

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the manner described by Section 203. A "business combination" includes mergers, asset sales and other transactions that financially benefit the interested stockholder. Subject to exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the company's voting stock. The stockholders holding a majority of the shares of the company's voting stock may amend the company's Certificate of Incorporation or Bylaws to effectively avoid the provisions of this statute. We do not intend to "elect out" of this statute by amending our Certificate of Incorporation or Bylaws.


                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the common stock offered hereby. The common stock may be sold from time to time to purchasers directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer the common stock through brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of the common stock for whom they may act as agent. The selling stockholders and any such brokers, dealers or agents who participate in the distribution of the common stock may be deemed to be "underwriters", and any profits on the sale of the common stock by them and any discounts, commissions or concessions received by any such brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to statutory liabilities of the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934.

     The common stock offered hereby may be sold from time to time by the selling stockholders, or, to the extent permitted, by their pledgees, donees, transferees or other successors in interest. The common stock may be disposed of from time to time in one or more transactions through any one or more of the following:

     o    the purchasers directly,

     o in ordinary brokerage transactions and transactions in which the broker solicits purchasers,

     o through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions, or commissions from the selling stockholders or such successors in interest and/or from the purchasers of the common stock for whom they may act as agent,

     o    the writing of options on the common stock,

     o the pledge of the common stock as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the common stock or interests therein,

     o purchases by a broker or dealer as principal and resale by such broker or dealer for its own account,

     o a block trade in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction,

     o an exchange distribution in accordance with the rules of such exchange or transactions in the over the counter market,

     o    privately negotiated transactions,

     o    short sales, or

     o    a combination of any of the above transactions.

Such sales may be made at prices and at terms then prevailing or at prices related to the then current market price or at negotiated prices and terms. In effecting sales, brokers or dealers may arrange for other brokers or dealers to participate. From time to time, the selling stockholders may engage in short sales, short sales against the box, puts and calls and other transactions in the common stock or other securities issued by us or derivatives of securities issued by us, and may sell and deliver the common stock in connection with their transactions or in settlement of securities loans.

     The selling stockholders or such successors in interest, and any underwriters, brokers, dealers or agents that participate in the distribution of the common stock, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any profit on the sale of the common stock by them and any discounts, commissions or concessions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

     At any time a particular offer of the common stock is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount and type of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the Securities and Exchange Commission to reflect the disclosure of additional information with respect to the distribution of the common stock. In addition, the common stock covered by this prospectus may be sold in private transactions or under Rule 144 rather than pursuant to this prospectus.

     To the best of our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any broker, dealer, agent or underwriter regarding the sale of the common stock by the selling stockholders. There is no assurance that any selling stockholder will sell any or all of the common stock offered by it hereunder or that any such selling stockholder will not transfer, devise or gift such common stock by other means not described herein.

     The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which may include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other such person. Furthermore, under Regulation M under the Securities Exchange Act of 1934, any person engaged in the distribution of the common stock may not simultaneously engage in market-making activities with respect to the particular common stock being distributed for certain periods prior to the commencement of such distribution. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

     Pursuant to the Registration Rights Agreement entered into in connection with the offer and sale of the 5% convertible notes, each of us and the selling stockholders will be indemnified by the other against liabilities, including liabilities under the Securities Act of 1933, or will be entitled to contribution in connection therewith.

     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.


                              SELLING STOCKHOLDERS

     The selling stockholders consist of Elliott Associates, L.P., a Delaware limited partnership, and Westgate International, L.P., a Cayman Islands limited partnership. The selling stockholders currently hold our 5% convertible notes that are convertible into common stock. The shares of common stock that may be sold by the selling stockholders under this prospectus are issuable upon conversion of our 5% convertible notes. Permitted transferees, pledges, donees and successors of Elliott Associates, L.P. and Westgate International, L.P. that may in the future hold 5% convertible notes or common stock issued upon conversion of 5% convertible notes may also be selling stockholders that use this prospectus.

     The following table sets forth:

     o    the name of each selling stockholder,

     o the amount of common stock owned by each selling stockholder, assuming no shares of common stock have been sold since the date on which such selling stockholder provided such information to us, and

     o a current estimate of the maximum amount of common stock that may be offered for the account of each selling stockholder under this prospectus.

     The following table is based upon information furnished to us by the selling stockholders. We make no representation as to the accuracy of the information provided regarding beneficial ownership of common stock by the selling stockholders to the extent that such beneficial ownership is not reflected in our records.


                                          COMMON STOCK
                    NAME OF               OWNED PRIOR          COMMON STOCK
            SELLING STOCKHOLDER(1)        TO OFFERING         OFFERED HEREBY
        ----------------------------     ---------------      ---------------
        Elliott Associates, L.P.            1,691,698(2)           232,423(3)
                                         ------------            ---------
        Westgate International, L.P.        2,296,077(4)         1,302,242(3)
                                         ------------            ---------
        Total                               3,987,775(5)
                                         ============

----------

(1)  The information set forth herein is as of September 27, 1999.

(2)  Includes

     o 1,424,375 shares of common stock issuable upon exchange of our 8% senior exchangeable notes due 2000 currently owned by Elliott Associates, L.P.,

     o 34,900 shares of common stock currently owned by Elliott Associates, L.P. and

     o an estimated amount of 232,423 shares of common stock issuable upon conversion of the 5% convertible notes currently owned by Elliott Associates, L.P., subject to the limitation in footnote 5. Mr. Paul Singer is the ultimate beneficial owner of Elliott Associates, L.P.

(3) This number reflects an estimate of the number of shares of common stock each selling stockholder may receive upon conversion of their 5% convertible notes. As discussed in footnote 5 below, the aggregate amount of common stock issuable to Elliott Associates, L.P. and Westgate International, L.P. is subject to limitations.

(4)  Includes

     o 875,000 shares of common stock issuable upon exchange of our 8% senior exchangeable notes due 2000 currently owned by Westgate International, L.P.,

     o 118,835 shares of common stock issuable upon exercise of warrants to purchase common stock currently owned by Westgate International, L.P., and

     o the estimated amount of 1,302,242 shares of common stock issuable upon conversion of the 5% convertible notes currently owned by Westgate International, L.P., subject to the limitations described in footnote 5 below.

          Martley International, Inc., the investment manager for Westgate International, L.P., shares dispositive and voting power over the shares of common stock owned by Westgate International, L.P. Mr. Paul Singer is the ultimate beneficial owner of Westgate International, L.P.

(5) The 5% convertible notes state that a holder and its affiliates may not convert 5% convertible notes if, after such conversion, the holder and its affiliates would in the aggregate be the beneficial owner of more than 9.9% of the total number of outstanding shares of common stock. The holder has the ability to waive this limitation upon 61 days' notice or immediately upon a change of control of Sunshine Mining and Refining. If the limitation on the percentage of outstanding common stock that may be issued to a selling stockholder is waived, then the number of shares of common stock owned prior to the offering by Elliott Associates, L.P. and Westgate International, L.P. collectively would be 4,120,486 based on the current conversion price as of September 27, 1999 of the 5% convertible notes. In addition to the limitation on the percentage of the total outstanding shares of common stock that a holder of 5% convertible notes may beneficially own, the maximum amount of shares of common stock that may be issued upon conversion of the 5% convertible notes and sold under this prospectus is 1,667,376 shares. However, this maximum number is subject to certain anti-dilution adjustments. See "Description of the 5% Convertible Notes." The actual number of shares issuable upon conversion of the 5% convertible notes will vary depending on, among other things,

     o    the price of the common stock at the time of conversion,

     o the application of the limitations in the 5% convertible notes upon the number of shares that may be issued to a selling stockholder and possible waivers of such limitations,

     o    any sales of 5% convertible notes by each selling stockholder, and

     o each selling stockholder's decision whether and to what extent to convert any of its 5% convertible notes.

     We cannot assure you that the selling stockholders will sell any or all of the common stock offered by this prospectus. Because the selling stockholders may sell using this prospectus none, some or all of the common stock issuable upon conversion of the 5% convertible notes they presently hold, no estimate can be given as to the amount of the common stock that will be held by the selling stockholders upon termination of any such sales. In addition, the selling stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their 5% convertible notes or common stock since the date on which they provided us the information regarding their ownership of 5% convertible notes and common stock in transactions exempt from the registration requirements of the Securities Act of 1993. See "Plan of Distribution."

     Only selling stockholders identified above who beneficially own the common stock set forth opposite each such selling stockholder's name on the effective date of the registration statement of which this prospectus forms a part may sell common stock pursuant to this prospectus. We may from time to time include additional selling stockholders in supplements to this prospectus.

     Other than as a result of the ownership of the 5% convertible notes and a combined aggregate principal amount of approximately $18.4 million of our 8% senior exchangeable notes due 2000, to the best of our knowledge, none of the selling stockholders had any material relationship with us within the three year period ending on the date of this prospectus.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Except for our "affiliates", holders of the shares of common stock offered and sold in this offering will be able to freely trade these shares without restrictions or further registration under the Securities Act of 1933. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through the use of one or more intermediaries, controls, or is controlled by, or is under the common control with, such issuer. An "affiliate" of ours that owns our common stock may only resell the common stock if the shares are registered under the Securities Act of 1933, unless an exemption from registration is available, including the exemption contained in Rule 144.

     In general, under Rule 144 as currently in effect, a person, or persons whose shares are aggregated who has beneficially owned his or her shares for at least one year, including an "affiliate," is entitled to sell his or her shares subject to volume limitations. A person may sell his or her shares if the number of shares sold does not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume of the then outstanding shares during the four calendar weeks preceding each such sale. A person, or persons whose sales are aggregated who is not deemed our "affiliate", and who has beneficially owned shares for at least two years, may sell such shares under Rule 144 without regard to these volume limitations.


                                 LEGAL MATTERS

     Our outside attorneys from the Dallas office of Haynes and Boone, LLP, have issued an opinion for us about the legality of the offered shares of common stock offered in this prospectus.


                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

===============================================================================

                           UP TO 1,667,376 SHARES OF
                                  COMMON STOCK

                              SUNSHINE MINING AND
                                REFINING COMPANY

                                ---------------
                                   PROSPECTUS
                                ---------------

                              October 1, 1999

===============================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


          Securities and Exchange Commission Registration Fee ....    $    212
          NYSE Listing Fee .......................................       3,500
          Printing and Photocopying Expenses .....................       2,500
          Accounting Fees and Expenses ...........................       5,000
          Legal Fees and Expenses ................................      20,000
          Miscellaneous Expenses .................................       1,000
                                                                      --------

             Total ...............................................    $ 32,212
                                                                      ========

    All of the above expenses except the Securities and Exchange Commission registration fee and the NYSE listing fee are estimated. All of such expenses will be borne by the Registrant.

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The information set forth pursuant to Item 20 of the Registrant's Registration Statement on Form S-4 (Registration No. 33-98876) is incorporated herein by reference.

ITEM 16.    EXHIBITS


     EXHIBIT NO.                        EXHIBIT
     -----------                        -------

         *4.1 Certificate of Incorporation, filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-4 (Registration No. 33-98876), which exhibit is incorporated herein by reference.

         *4.2     Amendment to Certificate of Incorporation, filed as Exhibit
                  4.1 to the Registrant's Current Report on Form 8-K dated May 22, 1996 (File No. 001-100121), which exhibit is incorporated herein by reference.

         *4.3     Amendment to Certificate of Incorporation, filed as Exhibit
                  4.3 to the Registrant's Registration Statement on Form S-3 (Registration No. 333-86327), which exhibit is incorporated herein by reference.

         *4.4 Bylaws, filed as Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, which exhibit is incorporated herein by reference.

         *4.5 Specimen Common Stock Certificate, filed as Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (Registration No. 33-63446), which exhibit is incorporated herein by reference.

         *4.6 Warrant Agreement, dated as of February 1, 1996, between Sunshine Merger Company and American Stock Transfer & Trust Company, as Warrant Agent, filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-4 (Registration No. 33-98876), which exhibit is incorporated herein by reference.

         *4.7 Warrant Agreement, dated as of February 3, 1994, between the Registrant and American Stock Transfer & Trust Company, as Warrant Agent, filed as Exhibit 4.3 to the Registrant's Registration Statement on Form S-1 (Registration No. 33-73608), which exhibit is incorporated herein by reference.

         *4.8 Form of Supplemental Warrant Agreement, dated as of February 1, 1996, between

                  Sunshine Merger Company and American Stock Transfer & Trust Company, as Warrant Agent, filed as Exhibit 4.10 to the Registrant's Registration Statement on Form S-4 (Registration No. 33-98876), which exhibit is incorporated herein by reference.

         *4.9 Warrant Certificate, filed as Exhibit 4.3 to the Registrant's Registration Statement on Form S-4 (Registration No. 33-98876), which exhibit is incorporated herein by reference.

         *4.10 Form of Warrant Certificate, filed as Exhibit 4.4 to the Registrant's Registration Statement on Form S-1 (Registration No. 33-73608), which exhibit is incorporated herein by reference.

         *4.11 Form of Indenture, dated as of July 15, 1988, between the Registrant and MTrust Corp., National Association, with respect to the Registrant's Convertible Subordinated Debentures due July 15, 2008, filed as Exhibit 4.25 to the Registrant's Registration Statement on Form S-3 (Registration No. 33-21159), which exhibit is incorporated herein by reference.

         *4.12 First Supplemental Indenture, dated as of August 8, 1988, Second Supplemental Indenture, dated as of November 10, 1988, and Third Supplemental Indenture, dated as of April 10, 1991, by and between the Registrant and Ameritrust Texas, National Association, the successor to MTrust Corp., National Association, relating to the issuance of the Registrant's Convertible Subordinated Debentures due July 15, 2008, filed as Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1990, which exhibit is incorporated herein by reference.

         *4.13 Form of Fourth Supplemental Indenture, by and between the Registrant and Texas Commerce Bank, National Association, as successor to Ameritrust Texas, National Association, formerly known as MTrust Corp., National Association, filed as Exhibit
                  4.10 to the Registrant's Registration Statement on Form S-4 (Registration No. 33-98876), which exhibit is incorporated herein by reference.

         *4.14 Trust Deed, dated March 21, 1996, between the Registrant, Sunshine Precious Metals, Inc. and Marine Midland Bank and Form of Note, filed as Exhibits 4.5 and 4.6 to the Registrant's Registration Statement on Form S-3 (Registration No. 333-06537), which exhibits are incorporated herein by reference.

         *4.15 Warrant Agreement, dated as of June 21, 1996, between the Registrant, Rauscher, Pierce & Clark and HSBC Investment Banking Limited and Form of Warrant Certificate, filed as Exhibits 4.7 and 4.8 to the Registrant's Registration Statement on Form S-3 (Registration No. 333-06537), which exhibits are incorporated herein by reference.

         *4.16 Specimen form of Warrant to Purchase Common Stock issued on November 24, 1997, filed as Exhibit 10.12 to the Registrant's Registration Statement on Form S-3 (Registration No. 333-41641), which exhibit is incorporated herein by reference.

         *4.17    Specimen form of Senior Convertible Promissory Note, filed as
                  Exhibit 10.13 to the Registrant's Registration Statement on Form S-3 (Registration No. 333-41641), which exhibit is incorporated herein by reference.

         *4.18 Amendment, dated December 11, 1998, to Warrants to Purchase Common Stock issued on November 24, 1997, filed as Exhibit
                  4.16 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, which exhibit is incorporated herein by reference.

         *4.19 Specimen form of 5% Convertible Promissory Note due January 28, 2001 filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated January 28, 1999, which exhibit is incorporated herein by reference.

        **4.20 Letter Agreement dated September 22, 1999 by and between Sunshine Mining and Refining Company, on the one hand, and Westgate International, L.P. and Elliott Associates, L.P., on the other hand, filed herewith.

        **5.1     Opinion of Haynes and Boone, LLP.

        **23.1 Consent of Haynes and Boone, LLP (included in the opinion filed as Exhibit 5.1).

        **23.2    Consent of Ernst & Young LLP.

        **24.1    Power of Attorney (set forth on signature page hereof).

----------
*        Previously filed.
**       Filed herewith.

ITEM 17.      UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar of securities would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if in the aggregate, the changes in volume and price represents no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement); and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in London, England, as of the 1st day of October, 1999.

                                   SUNSHINE MINING AND REFINING COMPANY

                                   By:   /s/ JOHN S. SIMKO
                                      ---------------------------------
                                               John S. Simko
                                        Chief Executive Officer and
                                           Chairman of the Board

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned officers and directors of Sunshine Mining and Refining Company (the "Company") hereby constitutes and appoints John S. Simko and William W. Davis, or either of them (with full power to each of them to act alone), his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and on his behalf and in his name, place and stead, in any and all capacities, to sign, execute and file any of the documents referred to below relating to the proposed issuance and registration of shares of Common Stock and the Registration Statement on Form S-3 under the Securities Act of 1933, as amended, pertaining thereto, including any amendments increasing the amount of securities for which registration is being sought, with all exhibits and any and all documents required to be filed with respect thereto with any regulatory authority, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he himself might or could do if personally present, thereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-3 has been signed by the following persons in the capacities indicated as of the 1st day of October, 1999:


                   SIGNATURE                                   TITLE
                   ---------                                   -----

/s/ JOHN S. SIMKO
-------------------------------------
John S. Simko                             Director, Chief Executive Officer and
                                          Chairman of the Board

/s/ G. CHRIS ANDERSEN
-------------------------------------
G. Chris Andersen                         Director

/s/ DANIEL D. JACKSON
-------------------------------------
Daniel D. Jackson                         Director

/s/ V. DALE BABBITT
-------------------------------------
V. Dale Babbitt                           Director

/s/ WILLIAM W. DAVIS
-------------------------------------
William W. Davis                          Executive Vice President,
                                          Chief Financial and
                                          Accounting Officer

/s/ ROBERT B. SMITH, JR.
-------------------------------------
Robert B. Smith, Jr.                      Director

/s/ OREN G. SHAFFER
-------------------------------------
Oren G. Shaffer                           Director

/s/ GEORGE M. ELVIN
-------------------------------------
George M. Elvin                           Director

                               INDEX TO EXHIBITS


     EXHIBIT NO.                        DESCRIPTION
     -----------                        -----------

         *4.1 Certificate of Incorporation, filed as Exhibit 3.1 to the Registrant's Registration Statement on Form S-4 (Registration
                  No. 33-98876), which exhibit is incorporated herein by reference.

         *4.2     Amendment to Certificate of Incorporation, filed as Exhibit
                  4.1 to the Registrant's Current Report on Form 8-K dated May
                  22, 1996 (File No. 001-100121), which exhibit is incorporated herein by reference.

         *4.3     Amendment to Certificate of Incorporation, filed as Exhibit
                  4.3 to the Registrant's Registration Statement on Form S-3
                  (Registration No. 333-86327), which exhibit is incorporated herein by reference.

         *4.4     Bylaws, filed as Exhibit 3.3 to the Registrant's Annual
                  Report on Form 10-K for the fiscal year ended December 31, 1998, which exhibit is incorporated herein by reference.

         *4.5 Specimen Common Stock Certificate, filed as Exhibit 4.2 to the Registrant's Registration Statement on Form S-1
                  (Registration No. 33-63446), which exhibit is incorporated herein by reference.

         *4.6     Warrant Agreement, dated as of February 1, 1996, between
                  Sunshine Merger Company and American Stock Transfer & Trust
                  Company, as Warrant Agent, filed as Exhibit 4.1 to the Registrant's Registration Statement on Form S-4 (Registration
                  No. 33-98876), which exhibit is incorporated herein by reference.

         *4.7     Warrant Agreement, dated as of February 3, 1994, between the
                  Registrant and American Stock Transfer & Trust Company, as
                  Warrant Agent, filed as Exhibit 4.3 to the Registrant's
                  Registration Statement on Form S-1 (Registration No.
                  33-73608), which exhibit is incorporated herein by reference.

         *4.8     Form of Supplemental Warrant Agreement, dated as of February
                  1, 1996, between Sunshine Merger Company and American Stock
                  Transfer & Trust Company, as Warrant Agent, filed as Exhibit
                  4.10 to the Registrant's Registration Statement on Form S-4
                  (Registration No. 33-98876), which exhibit is incorporated herein by reference.

         *4.9     Warrant Certificate, filed as Exhibit 4.3 to the Registrant's
                  Registration Statement on Form S-4 (Registration No.
                  33-98876), which exhibit is incorporated herein by reference.

         *4.10    Form of Warrant Certificate, filed as Exhibit 4.4 to the
                  Registrant's Registration Statement on Form S-1 (Registration
                  No. 33-73608), which exhibit is incorporated herein by reference.

         *4.11 Form of Indenture, dated as of July 15, 1988, between the Registrant and MTrust Corp., National Association, with respect to the Registrant's Convertible Subordinated
                  Debentures due July 15, 2008, filed as Exhibit 4.25 to the
                  Registrant's Registration Statement on Form S-3 (Registration
                  No. 33-21159), which exhibit is incorporated herein by reference.

         *4.12    First Supplemental Indenture, dated as of August 8, 1988,
                  Second Supplemental Indenture, dated as of November 10, 1988, and Third Supplemental Indenture, dated as of April 10, 1991, by and between the Registrant and Ameritrust Texas, National
                  Association, the successor to MTrust Corp., National
                  Association, relating to the issuance of the Registrant's
                  Convertible Subordinated Debentures due

                  July 15, 2008, filed as Exhibit 4.3 to the Registrant's
                  Annual Report on Form 10-K for the fiscal year ended December
                  31, 1990, which exhibit is incorporated herein by reference.

         *4.13 Form of Fourth Supplemental Indenture, by and between the Registrant and Texas Commerce Bank, National Association, as successor to Ameritrust Texas, National Association, formerly known as MTrust Corp., National Association, filed as Exhibit
                  4.10 to the Registrant's Registration Statement on Form S-4
                  (Registration No. 33-98876), which exhibit is incorporated herein by reference.

         *4.14    Trust Deed, dated March 21, 1996, between the Registrant,
                  Sunshine Precious Metals, Inc. and Marine Midland Bank and
                  Form of Note, filed as Exhibits 4.5 and 4.6 to the Registrant's Registration Statement on Form S-3 (Registration
                  No. 333-06537), which exhibits are incorporated herein by reference.

         *4.15    Warrant Agreement, dated as of June 21, 1996, between the
                  Registrant, Rauscher, Pierce & Clark and HSBC Investment
                  Banking Limited and Form of Warrant Certificate, filed as
                  Exhibits 4.7 and 4.8 to the Registrant's Registration
                  Statement on Form S-3 (Registration No. 333-06537), which exhibits are incorporated herein by reference.

         *4.16    Specimen form of Warrant to Purchase Common Stock issued on
                  November 24, 1997, filed as Exhibit 10.12 to the Registrant's
                  Registration Statement on Form S-3 (Registration No.
                  333-41641), which exhibit is incorporated herein by reference.

         *4.17    Specimen form of Senior Convertible Promissory Note, filed as
                  Exhibit 10.13 to the Registrant's Registration Statement on
                  Form S-3 (Registration No. 333-41641), which exhibit is incorporated herein by reference.

         *4.18    Amendment, dated December 11, 1998, to Warrants to Purchase
                  Common Stock issued on November 24, 1997, filed as Exhibit
                  4.16 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, which exhibit is incorporated herein by reference.

         *4.19    Specimen form of 5% Convertible Promissory Note due January
                  28, 2001 filed as Exhibit 4.2 to the Registrant's Current
                  Report on Form 8-K dated January 28, 1999, which exhibit is incorporated herein by reference.

        **4.20    Letter Agreement dated September 22, 1999 by and between
                  Sunshine Mining and Refining Company, on the one hand, and Westgate International, L.P. and Elliott Associates, L.P., on the other hand, filed herewith.

        **5.1     Opinion of Haynes and Boone, LLP.

        **23.1 Consent of Haynes and Boone, LLP (included in the opinion filed as Exhibit 5.1).

        **23.2    Consent of Ernst & Young LLP.

        **24.1    Power of Attorney (set forth on signature page hereof).


----------

*        Previously filed.
**      Filed herewith.